Prudential Active Balanced Fund, Inc.
For the Annual period ended 9/30/99
File number 811-7343

SUB-ITEM 77J


Reclassification of Capital Accounts

     The Series accounts and reports for distributions to shareholders in accordance with the American Institute of Certified Public Accountants, Statement of Position 93-2:
Determination, Disclosure, and Financial Statement
Presentation of Income, Capital Gain and Return of Capital
Distributions by Investment Companies. The effect of applying this statement was to decrease undistributed net investment income by $862,312, decrease accumulated net realized gain on investments by $4,358,827, and increase paid-in capital by $5,221,139 for redemptions utilized as distributions for federal income tax purposes during the year ended September 30, 1999. Net investment income, net realized gains and net assets were not affected by this change.